PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

07027331

12th October 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
2007 OCT 17 A 9:53

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 3rd October
- 4th October
- 5th October (2)
- 9th October

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

9 October 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by the Prudential plc group of companies that its holding in the Company has increased to 4,095,437 Ordinary shares, representing 5.05% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, THE RUSSIAN FEDERATION OR JAPAN OR TO US, CANADIAN, AUSTRALIAN, RUSSIAN OR JAPANESE PERSONS

5th October 2007

PETER HAMBRO MINING PLC
PRICING OF GOLD EQUIVALENT EXCHANGEABLE BONDS OFFERING

Peter Hambro Mining Plc (the "Company"), announces that further to the announcement made earlier today, the placing of Gold Equivalent Exchangeable Bonds due 2012 (the "Bonds") has been successfully upsized to US$170m, with a greenshoe of US$10m.

Commenting on the transaction, the Company's Executive Chairman, Peter Hambro, said:

"The Company is delighted with the response from investors to this important transaction."

The Bonds will be issued at par by the Company's wholly-owned subsidiary Peter Hambro Mining Group Finance Limited (the "Issuer") and will be guaranteed by the Company. The Bonds will carry a coupon of 7% per annum payable semi-annually in arrear and will be exchangeable at the option of the holders into the cash equivalent at the time of the exchange of (in aggregate) 150,000 Troy ounces of gold at any time from the second anniversary of the settlement of the bonds up until 20 days prior to the maturity of the Bonds. The conversion price of US$1,000 per Troy ounce represents a premium of approximately 38% to yesterday's London afternoon gold price fixing. The Issuer has the option to call the Bonds at par plus accrued interest after the fourth anniversary of the settlement provided that the London afternoon gold price fixing reaches a level of US$1,500 per Troy ounce, with investors retaining the right to convert within the 30 day call period. If not exchanged or previously redeemed the Bonds will be redeemed at par on or about 19 October 2012.

It is intended that application will be made in due course for the Bonds to be admitted to trading on the Channel Islands Stock Exchange, but not on any other stock exchange.

The Company intends to use the net proceeds of the offering for the development of its Malomir deposit and its Yamal assets, the modular enlargement of its processing facilities at Pioneer and to fund the exploration and development of a number of other assets within the Group's portfolio.

JPMorgan Cazenove Limited is acting as the sole bookrunner of the offering and is joint broker to the Company. Canaccord Adams Inc. and VTB Bank Europe plc are acting as co-lead managers. Settlement is expected on or about 19 October 2007, following receipt of the necessary consent to the raising of the proposed funds from the Guernsey Financial Services Commission.

JPMorgan Cazenove Limited may, to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Bonds at a higher level than that which might otherwise prevail in the open market. JPMorgan Cazenove Limited is not required to enter into such transactions. Such activity if commenced may be discontinued at any time. In connection with the offer of Bonds, the Company and the Issuer have agreed to over-allotments being made and the Issuer has agreed to issue up to US$10m additional Bonds to satisfy such over-allotments if required at the option of JPMorgan Cazenove Limited.

- END -

For further information:

Alya Samokhvalova	Peter Hambro Mining	T: +44 207 201 8900
Tom Randell	Merlin Financial	T: +44 207 653 6620
Ian Hannam	JPMorgan Cazenove	T: +44 207 588 2828
Patrick Magee	JPMorgan Cazenove	
Joe Seifert	JPMorgan Cazenove	

THIS DOCUMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THIS DOCUMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES DESCRIBED IN THIS DOCUMENT MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

The distribution of this document and other information in connection with the Bonds in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or to whom this document may otherwise be directed without contravention of section 21 of the Financial Services and Markets

*Act 2000 (all such persons together being referred to as "**Relevant Persons**"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged only with Relevant Persons. In addition, if and to the extent that this document is communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the "**Prospectus Directive**"), this document and the Bonds are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.*

*This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, any securities to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. None of the securities described herein have been or will be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The securities described herein are being placed and sold only outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. None of the securities described herein may be offered or sold in the United States or to U.S. persons absent an exemption from the applicable registration requirements of the Securities Act.*

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, THE RUSSIAN FEDERATION OR JAPAN OR TO US, CANADIAN, AUSTRALIAN, RUSSIAN OR JAPANESE PERSONS

5th October 2007

PETER HAMBRO MINING PLC
GOLD EQUIVALENT EXCHANGEABLE BONDS OFFERING

Peter Hambro Mining Plc (the "Company") today announces that, through JPMorgan Cazenove, it has launched an offering of up to US$150 million of Gold Equivalent Exchangeable Bonds due 2012 (the "Bonds").

The Bonds will be issued at par by the Company's wholly-owned subsidiary Peter Hambro Mining Group Finance Limited (the "Issuer") and will be guaranteed by the Company. The Bonds will carry a coupon of 7% payable semi-annually in arrear and will be exchangeable at the option of the holders into the cash equivalent at the time of the exchange of (in aggregate) 150,000 Troy ounces of gold at any time from the second anniversary of the settlement of the bonds up until 20 days prior to the maturity of the Bonds. The conversion price of US$1,000 per Troy ounce represents a premium of approximately 38% to yesterday's London afternoon gold price fixing. The Issuer has the option to call the Bonds at par plus accrued interest after the fourth anniversary of the settlement provided that the London afternoon gold price fixing reaches a level of US$ 1,500 per Troy ounce, with investors retaining the right to convert within the 30 day call period. If not exchanged or previously redeemed the Bonds will be redeemed at par on or about 19 October 2012.

It is intended that application will be made in due course for the Bonds to be admitted to trading on the Channel Islands Stock Exchange, but not on any other stock exchange.

The Company intends to use the net proceeds of the offering for the development of its Malomir deposit and its Yamal assets, the modular enlargement of its processing facilities at Pioneer and to fund the exploration and development of a number of other assets within the Group's portfolio.

Commenting on the transaction, the Company's Executive Chairman, Peter Hambro, said:

"This capital raising provides us with greater funding certainty and the ability to accelerate and expand our exploration and development plans. The interest rate on the bonds is substantially lower than that which our advisers inform us we would have had to pay if we had not offered gold price exposure at US$1,000 per ounce. The price of gold has risen substantially since we started the Company and at US$1,000 per ounce is almost three times higher than the low point it reached. Accordingly it seemed reasonable to take advantage of this rise in order to secure cheap and certain funding for our major project development.

The 150,000 ounces which are the subject of the option we have granted, represent less than half of our anticipated production in 2008 and an even smaller proportion when the new projects are on stream."

JPMorgan Cazenove Ltd. is acting as the sole bookrunner of the offering and is joint broker to the Company. Canaccord Adams is acting as co-lead manager. Settlement is expected on or about 19 October 2007, following receipt of the necessary consent to the raising of the proposed capital from the Guernsey Financial Services Commission.

- END -

For further information:

Alya Samokhvalova	Peter Hambro Mining	T: +44 207 201 8900
Tom Randell	Merlin	T: +44 207 653 6620
Ian Hannam	JPMorgan Cazenove	T: +44 207 588 2828
Patrick Magee	JPMorgan Cazenove	
Joe Seifert	JPMorgan Cazenove	

*communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the "**Prospectus Directive**"), this document and the Bonds are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.*

*This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, any securities to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. None of the securities described herein have been or will be registered under the U.S. Securities Act of 1933 (as amended) (the "**Securities Act**") or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The securities described herein are being placed and sold only outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. None of the securities described herein may be offered or sold in the United States or to U.S. persons absent an exemption from the applicable registration requirements of the Securities Act.*

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

4 October 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") announces that it has been notified that Viscaria Investments Limited ("VIL") now holds 3,143,587 Ordinary Shares in the Company, representing 3.87 per cent of the current total issued share capital of the Company, being 81,155,052 Ordinary shares.

VIL holds shares on behalf of a number of entities, including Pavel Maslovskiy and associates ("PM"). VIL has notified the Company that, excluding the shares held on behalf of PM, it now holds 2,106,343 Ordinary Shares in the Company, representing below 3% per cent of the current total issued share capital of the Company. VIL has further confirmed that the transactions that led to this announcement did not include any by a Director of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

3rd October 2007

Director's Dealing

Peter Hambro Mining plc ("PHM" or the "Company") announces that it has been informed today that Pavel Maslovskiy, Deputy Chairman, and his associates ("PM") have sold 2,238,100 shares of £0.01 each in the Company at a price of £12.12 per share, being the closing price of PHM's shares on 2 October 2007. Following this transaction, Pavel Maslovskiy and his associates will hold 14,960,787 shares, representing 18.43% of the issued share capital of the Company.

Pavel Maslovskiy, Deputy Chairman, said:

"This sale of shares is a continuation of balancing my investment portfolio, and my remaining 18.43% interest in PHM demonstrates my full commitment to the Company."

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

END